Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the subsidiaries of SelectQuote, Inc., the names under which such subsidiaries do business and the state in which each was organized, as of February 21, 2020.

Name of Subsidiary	State of Organization

SelectQuote Insurance Services	California

Tiburon Insurance Services	California

SelectQuote Auto & Home Insurance Services, LLC	Delaware

ChoiceMark Insurance Services, Inc.	Delaware